Exhibit 99.2

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UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF LOUISIANA

) CIVIL ACTION

SECURITIES AND EXCHANGE COMMISSION, )

) NUMBER:

Plaintiff, )

) SECTION:

)

)

)

v. )

)

BP p.l.c., )

)

Defendant. )

)

CONSENT OF DEFENDANT BP P.L.C.

1. Defendant BP p.l.c. (“Defendant”) acknowledges having been served with the complaint in this action, enters a general appearance, and consents to the Court’s jurisdiction over Defendant and over the subject matter of this action.

2. BP Exploration and Production, Inc., a wholly-owned subsidiary of Defendant, has pleaded guilty to criminal conduct in United States v. BP Exploration & Production, Inc., a matter brought by the United States Department of Justice relating to certain matters alleged in the complaint in this action. This Consent shall remain in full force and effect regardless of the existence or outcome of any criminal proceedings against Defendant.

3. Defendant hereby consents to the entry of the Final Judgment in the form attached hereto (the “Final Judgment”) and incorporated by reference herein, which, among other things:

(a) permanently restrains and enjoins Defendant from violation of Sections 10(b) and 13(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rules 10b-5,12b-20 and 13a-16 thereunder, and

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(b) orders Defendant to pay a civil penalty in the amount of $525 million under Section 21(d)(3) of the Exchange Act to be paid in three lump sum payments of $175 million each, plus post-judgment interest. The total penalty due of $525 million will be paid to the Commission according to the following schedule: (1) $175 million within 14 days of the dale of entry of the Final Judgment; (2) $175 million on August 1, 2013; and (3) $175 million on August 1, 2014.

4. Defendant acknowledges that the civil penalty paid pursuant to the Final Judgment may be distributed pursuant to the Fair Fund provisions of Section 308(a) of the Sarbanes-Oxley Act of 2002. Defendant agrees to pay all costs incurred under any plan for the distribution of the civil penalty, including but not limited to all fees and expenses of any Court- appointed distribution agent, Court-appointed tax administrator, and/or experts retained, up to and including an amount not to exceed $25 million. Regardless of whether any such Fair Fund distribution is made, the civil penalty shall be treated as a penalty paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Defendant agrees that it shall not, after offset or reduction of any award of compensatory damages in any Related Investor Action based on Defendant’s payment of disgorgement in this action, argue that it is entitled to, nor shall it further benefit by, offset or reduction of such compensatory damages award by the amount of any part of Defendant’s payment of a civil penalty in this action (“Penalty Offset”). If the court in any Related Investor Action grants such a Penalty Offset, Defendant agrees that it shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission’s counsel in this action and pay the amount of the Penalty Offset to the United Stales Treasury or to a Fair Fund, as the Commission directs.

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Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this action. For purposes of this paragraph, a “Related Investor Action” means a private damages action brought against Defendant by or on behalf of one or more investors based on substantially the same facts as alleged in the Complaint in this action.

5. Defendant agrees that it shall not seek or accept, directly or indirectly, reimbursement or indemnification from any source, including but not limited to payment made pursuant to any insurance policy, with regard to any civil penalty amounts that Defendant pays pursuant to the Final Judgment, regardless of whether such penalty amounts or any part thereof arc added to a distribution fund or otherwise used for the benefit of investors. Defendant further agrees that it shall not claim, assert, or apply for a tax deduction or tax credit with regard to any federal, state, or local tax for any penalty amounts that Defendant pays pursuant to the Final Judgment, regardless of whether such penalty amounts or any part thereof are added to a distribution fund or otherwise used for the benefit of investors.

6. Defendant waives the entry of findings of fact and conclusions of law pursuant to Rule 52 of the Federal Rules of Civil Procedure.

7. Defendant waives the right, if any, to a jury trial and to appeal from the entry of the Final Judgment.

8. Defendant enters into this Consent voluntarily and represents that no threats, offers, promises, or inducements of any kind have been made by the Commission or any member, officer, employee, agent, or representative of the Commission to induce Defendant to enter into this Consent.

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9. Defendant agrees that this Consent shall be incorporated into the Final Judgment with the same force and effect as if fully set forth therein.

10. Defendant will not oppose the enforcement of the Final Judgment on the ground, if any exists, that it fails to comply with Rule 65(d) of the Federal Rules of Civil Procedure, and hereby waives any objection based thereon.

11. Defendant waives service of the Final Judgment and agrees that entry of the Final Judgment by the Court and filing with the Clerk of the Court will constitute notice to Defendant of its terms and conditions. Defendant further agrees to provide counsel for the Commission, within thirty days after the Final Judgment is filed with the Clerk of the Court, with an affidavit or declaration stating that Defendant has received and read a copy of the Final Judgment.

12. Consistent with 17 C.F.R. 202.5(f), this Consent resolves only the claims asserted against Defendant in this civil proceeding. Defendant acknowledges that no promise or representation has been made by the Commission or any member, officer, employee, agent, or representative of the Commission with regard to any criminal liability that may have arisen or may arise from the facts underlying this action or immunity from any such criminal liability. Defendant waives any claim of Double Jeopardy based upon the settlement of this proceeding, including the imposition of any remedy or civil penalty herein. Defendant further acknowledges that the Court’s entry of a permanent injunction may have collateral consequences under federal or stale law and the rules and regulations of self-regulatory organizations, licensing boards, and other regulatory organizations. Such collateral consequences include, but are not limited to, a statutory disqualification with respect to membership or participation in, or association with a member of, a self-regulatory organization. This statutory disqualification has consequences that arc separate from any sanction imposed in an administrative proceeding. In addition, in any

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disciplinary proceeding before the Commission based on the entry of the injunction in this action, Defendant understands that it shall not be permitted to contest the factual allegations of the complaint in this action.

13. Defendant understands and agrees to comply with the Commission’s policy “not to permit a defendant or respondent to consent to a judgment or order that imposes a sanction while denying the allegations in the complaint or order for proceedings.” 17 C.F.R. § 202.5. In compliance with this policy, Defendant acknowledges the guilty plea for related criminal conduct described in paragraph 2 above, and agrees: (i) not to take any action or to make or permit to be made any public statement denying, directly or indirectly, any allegation in the complaint or creating the impression that the complaint is without factual basis; and (ii) that upon the filing of this Consent, Defendant hereby withdraws any papers filed in this action to the extent that they deny any allegation in the complaint. If Defendant breaches this agreement, the Commission may petition the Court to vacate the Final Judgment and restore this action to its active docket. Nothing in this paragraph affects Defendant’s: (i) testimonial obligations; or (ii) right to take legal or factual positions in litigation or other legal proceedings in which the Commission is not a party.

14. Defendant hereby waives any rights under the Equal Access to Justice Act, the Small Business Regulatory Enforcement Fairness Act of 1996, or any other provision of law to seek from the United States, or any agency, or any official of the United States acting in his or her official capacity, directly or indirectly, reimbursement of attorney’s fees or other fees, expenses, or costs expended by Defendant to defend against this action. For these purposes, Defendant agrees that Defendant is not the prevailing party in this action since the parties have reached a good faith settlement.

15. Defendant agrees that the Commission may present the Final Judgment to the Court for signature and entry without further notice.

16. Defendant agrees that this Court shall retain jurisdiction over this matter for the purpose of enforcing the terms of the Final Judgment.

BP p.l.c.

By:	/S/ RUPERT M. BONDY
Rupert M. Bondy
Group General Counsel
BP p.l.c.
1 St. James’s Square
London, United Kingdom

On 3 October, 2012, Rupert M. Bondy, a person known to me, personally appeared before me and acknowledged executing the foregoing Consent with full authority to do so on behalf of BP p.l.c. as its General Counsel.

/S/ EDWARD YOUNG
Notary Public
Commission expires: with Life

Approved as to form:
/S/ HOWARD M. SHAPIRO
Howard M. Shapiro, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue NW
Washington, DC 20006
(202) 663-6606
Attorney for Defendant

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